
April 10, 2019

David Cobb
Vice President - Chief Financial Officer
ARCBEST Corporation
8401 McClure Drive
Fort Smith, AR 72916

> **Re: ARCBEST Corporation**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed February 28, 2019**
> **File No. 000-19969**

Dear Mr. Cobb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Asset-Light Operations
Net Revenues and Net Revenue Margin, page 52

1. We note your presentation of ArcBest segment net revenue, a non-GAAP measure, and the corresponding net revenue margin, both of which exclude purchased transportation expense. We note from your disclosures on pages 62 and 83 that revenue, purchased transportation expense, and third-party service expenses are reported on a gross basis for certain shipments and services where you utilize a third-party carrier for pickup, linehaul, delivery of freight, or performance of services but you remain primarily responsible for fulfilling delivery to the customer and maintain discretion in setting the price for the services. Therefore, it appears your presentation of these non-GAAP measures substitutes individually tailored recognition and measurement methods for those of GAAP. Please

explain to us how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization ("Adjusted EBITDA")
Asset-Light Adjusted EBITDA, page 53

2.   We note your presentation of Asset-Light's Operating Income and the corresponding reconciliation to Adjusted EBITDA. We also note you derived the non-GAAP measures from aggregating ArcBest and FleetNet segment's corresponding measures. In that regard, we are unclear regarding the appropriateness of the aggregation in your presentation given they are different reportable segments within Note M to the financial statements. Please explain.

Liquidity and Capital Resources
Cash Flow and Short-Term Investments, page 55

3.   Please quantify all variance factors cited pursuant to section 501.04 of staff's Codification of Financial Reporting so that investors may readily understand the magnitude of the factor(s). In connection with this, you cite working capital as contributing to the change in cash provided by operating activities between 2018 and 2017, but you did not quantify the components of working capital in your analysis.

After considering non-cash items when adjusting net income within the cash flow statements, you disclose about $29.7 million in payments for pension and union contract bonuses along with tax payments net of refunds of $3.1 million and $4.2 million, in 2018 and 2017, respectively, as factors behind the change. However, your analysis did not fully explain the drivers behind the the total $103.4 million increase.

Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance on clearly explaining how actual cash was changed by working capital components and other factors.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

David Cobb
ARCBEST Corporation
April 10, 2019
Page 3

      You may contact Doug Jones at 202-551-3309 or Andrew Mew at 202-551-3377 if you have questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Transportation and Leisure